Exhibit 99.6

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL TOBACCO GROUP PLC

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AMVESCAP PLC

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 10 PENCE EACH

10. Date of transaction

N/A

11. Date company informed

22 MARCH 2007

12. Total holding following this notification

39,332,561 (INDIRECT VOTING RIGHTS)

13. Total percentage holding of issued class following this notification

5.84

14. Any additional information

N/A

15. Name of contact and telephone number for queries

TREVOR WILLIAMS +44 (0) 117 963 6636

16. Name and signature of authorised company official responsible for making this notification

TREVOR WILLIAMS

DEPUTY COMPANY SECRETARY

Date of notification

22 MARCH 2007

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